FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/27/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By:/s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: April 27, 2021

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of March 31, 2021
and for the three-month periods
ended on March 31, 2021 and 2020

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2021	2020
		(Unaudited)
Net sales	3	3,249,296	2,271,355
Cost of sales	3 & 4	(2,138,251)	(1,920,477)

Gross profit	3	1,111,045	350,878

Selling, general and administrative expenses	3 & 5	(210,367)	(211,591)
Other operating income (expenses), net	3	5,095	(3,611)

Operating income	3	905,773	135,676

Finance expense	6	(7,228)	(16,293)
Finance income	6	16,313	7,948
Other financial income (expenses), net	6	6,884	114,500
Equity in earnings of non-consolidated companies	9	46,519	6,086

Profit before income tax expense		968,261	247,917

Income tax expense		(261,593)	(267,282)

Profit (loss) for the period		706,668	(19,365)

Attributable to:
Owners of the parent		602,928	(11,582)
Non-controlling interest		103,740	(7,783)

Profit (loss) for the period		706,668	(19,365)

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in $ per share)		0.31	(0.01)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 2 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Profit (loss) for the period	706,668	(19,365)

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(503)	(3,152)
Currency translation adjustment from participation in non-consolidated companies	(38,711)	(110,161)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(20,725)	69
Income tax related to financial instruments at fair value	4,934	—
Changes in the fair value of derivatives classified as cash flow hedges	84	(407)
Income tax related to cash flow hedges	(25)	122
Other comprehensive income items from participation in non-consolidated companies	33	—
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(186)	—
Income tax relating to remeasurement of post employment benefit obligations	17	—
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(1,446)	(57)

Other comprehensive loss for the period, net of tax	(56,528)	(113,586)

Total comprehensive income (loss) for the period	650,140	(132,951)

Attributable to:
Owners of the parent	555,185	(116,621)
Non-controlling interest	94,955	(16,330)

Total comprehensive income (loss) for the period	650,140	(132,951)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 3 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2021		December 31, 2020
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,488,527		6,504,681
Intangible assets, net	8	893,157		908,583
Investments in non-consolidated companies	9	477,702		471,306
Other investments		2,861		2,881
Deferred tax assets		151,600		158,703
Receivables, net		200,723	8,214,570	243,306	8,289,460
Current assets
Receivables, net		345,609		288,609
Derivative financial instruments		1,421		1,572
Inventories, net		2,345,038		2,001,781
Trade receivables, net		1,368,694		918,438
Other investments		637,524		813,527
Cash and cash equivalents		835,384	5,533,670	537,882	4,561,809
Non-current assets classified as held for sale			4,996		4,966
			5,538,666		4,566,775
Total Assets			13,753,236		12,856,235

EQUITY
Capital and reserves attributable to the owners of the parent			7,841,311		7,286,115
Non-controlling interest			1,251,225		1,157,038
Total Equity			9,092,536		8,443,153

LIABILITIES
Non-current liabilities
Provisions		78,999		80,570
Deferred tax liabilities		333,890		346,485
Other liabilities		537,913		551,856
Trade payables		1,118		1,145
Derivative financial instruments		318		523
Lease liabilities		242,063		251,617
Borrowings		1,125,250	2,319,551	1,327,289	2,559,485
Current liabilities
Current income tax liabilities		225,538		110,499
Other liabilities		316,482		249,836
Trade payables		1,179,083		1,049,337
Derivative financial instruments		616		5,835
Lease liabilities		42,918		42,486
Borrowings		576,512	2,341,149	395,604	1,853,597
Total Liabilities			4,660,700		4,413,082

Total Equity and Liabilities			13,753,236		12,856,235
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 4 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the period							602,928	602,928	103,740	706,668
Other comprehensive income (loss) for the period
Currency translation adjustment						(36,363)		(36,363)	(2,851)	(39,214)
Remeasurement of post employment benefit obligations				(1,511)				(1,511)	(104)	(1,615)
Cash flow hedges and others, net of tax				30				30	29	59
Others				(9,899)				(9,899)	(5,859)	(15,758)

Total comprehensive income for the period	—	—	—	(11,380)	—	(36,363)	602,928	555,185	94,955	650,140

Acquisition of non-controlling interest (5)				11				11	(768)	(757)

Balance as of March 31, 2021 (unaudited)	2,004,743	(150,000)	(23,295)	1,318,576	(2,324,866)	(2,897,392)	9,913,545	7,841,311	1,251,225	9,092,536

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 5 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Loss for the period							(11,582)	(11,582)	(7,783)	(19,365)
Other comprehensive income (loss) for the period
Currency translation adjustment						(104,913)		(104,913)	(8,400)	(113,313)
Remeasurement of post employment benefit obligations				(51)				(51)	(6)	(57)
Cash flow hedges, net of tax				(145)				(145)	(140)	(285)
Others				70				70	(1)	69

Total comprehensive loss for the period	—	—	—	(126)	—	(104,913)	(11,582)	(116,621)	(16,330)	(132,951)

Acquisition of non-controlling interest (5)				4,786				4,786	(9,258)	(4,472)

Balance as of March 31, 2020 (unaudited)	2,004,743	(150,000)	(23,295)	1,337,640	(2,324,866)	(2,864,959)	8,520,567	6,499,830	1,077,620	7,577,450
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2020 ,there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (75.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 6 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2021	2020
		(Unaudited)
Cash flows from operating activities
Profit (loss) for the period		706,668	(19,365)
Adjustments for:
Depreciation and amortization	7 & 8	151,585	166,392
Income tax accruals less payments		114,328	223,997
Equity in earnings of non-consolidated companies	9	(46,519)	(6,086)
Interest accruals less payments		1,697	1,303
Changes in provisions		4,400	(651)
Changes in working capital (1)		(666,182)	181,767
Net foreign exchange results and others		61,860	(104,582)
Net cash provided by operating activities		327,837	442,775
Cash flows from investing activities
Capital expenditures	7 & 8	(129,701)	(257,582)
Decrease in other investments		149,306	97,054
Proceeds from the sale of property, plant and equipment		567	156
Acquisition of non-controlling interest		(757)	(4,472)
Net cash provided by (used in) investing activities		19,415	(164,844)
Cash flows from financing activities
Finance lease payments		(10,964)	(10,511)
Proceeds from borrowings		18,137	190,615
Repayments of borrowings		(36,653)	(60,709)
Net cash (used in) provided by financing activities		(29,480)	119,395
Increase in cash and cash equivalents		317,772	397,326
Movement in cash and cash equivalents
At January 1,		537,882	519,965
Effect of exchange rate changes		(20,270)	(10,900)
Increase in cash and cash equivalents		317,772	397,326
Cash and cash equivalents as of March 31, (2)		835,384	906,391

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		3,650	1,157

(1) The working capital is impacted by non-cash movements of $ (10.6) million as of March 31, 2021 ($ (27.4) million as of March 31, 2020) due to the variations in the exchange rates used by subsidiaries.

(2) It includes restricted cash of $ 61 and $ 91 as of March 31, 2021 and 2020, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 637,524 and $ 118,218 as of March 31, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 7 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2020.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2020, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2020.

None of the accounting pronouncements issued after December 31, 2020, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, China and Guatemala.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 9 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

3.SEGMENT INFORMATION (continued)

	Three-month period ended March 31, 2021 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	3,238,990	123,368	(113,062)	3,249,296
Cost of sales	(2,170,770)	(75,378)	107,897	(2,138,251)

Gross profit	1,068,220	47,990	(5,165)	1,111,045

Selling, general and administrative expenses	(206,230)	(4,137)	—	(210,367)
Other operating income, net	4,816	279	—	5,095

Operating income - IFRS	866,806	44,132	(5,165)	905,773

Management view
Net sales	3,238,990	147,682	(137,376)	3,249,296
Operating income	682,144	69,760	(10,643)	741,261
Reconciliation items:
Differences in Cost of sales				164,512

Operating income - IFRS				905,773

Financial income (expense), net				15,969
Equity in earnings of non-consolidated companies				46,519

Income before income tax expense - IFRS				968,261

Depreciation and amortization - IFRS	(136,376)	(15,209)	—	(151,585)

	Three-month period ended March 31, 2020 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	2,254,104	94,265	(77,014)	2,271,355
Cost of sales	(1,913,761)	(85,488)	78,772	(1,920,477)

Gross profit	340,343	8,776	1,758	350,878

Selling, general and administrative expenses	(207,786)	(3,805)	—	(211,591)
Other operating income, net	(3,766)	155	—	(3,611)

Operating income - IFRS	128,792	5,126	1,758	135,676

Management view
Net sales	2,254,104	93,481	(76,230)	2,271,355
Operating income	191,189	26,214	1,611	219,015
Reconciliation items:
Differences in Cost of sales				(83,339)

Operating income - IFRS				135,676

Financial income (expense), net				106,155
Equity in earnings of non-consolidated companies				6,086

Income before income tax expense - IFRS				247,917

Depreciation and amortization - IFRS	(155,095)	(11,297)	—	(166,392)

Page 10 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The Company has revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2021 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,846,973	681,003	721,320	3,249,296

Non-current assets (1)	4,742,361	903,503	1,735,820	7,381,684

	Three-month period ended March 31, 2020 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,300,293	340,947	630,115	2,271,355

Non-current assets (1)	4,703,796	993,373	1,866,948	7,564,117

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Inventories at the beginning of the year	2,001,781	2,158,298

Plus: Charges for the period
Raw materials and consumables used and other movements	2,045,434	1,426,087
Services and fees	31,614	32,735
Labor cost	158,055	145,074
Depreciation of property, plant and equipment	128,227	132,345
Amortization of intangible assets	4,874	3,167
Maintenance expenses	112,514	106,058
Office expenses	1,540	1,677
Insurance	2,845	2,515
Change of obsolescence allowance	(145)	(1,927)
Recovery from sales of scrap and by-products	(7,507)	(6,147)
Others	4,057	4,179
Less: Inventories at the end of the period	(2,345,038)	(2,083,584)
Cost of Sales	2,138,251	1,920,477

Page 11 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Services and fees	12,757	16,791
Labor cost	54,807	52,011
Depreciation of property, plant and equipment	3,826	4,057
Amortization of intangible assets	14,658	26,823
Maintenance and expenses	1,453	1,039
Taxes	33,628	22,008
Office expenses	7,325	7,786
Freight and transportation	76,290	77,423
Increase of allowance for doubtful accounts	208	204
Others	5,415	3,449

Selling, general and administrative expenses	210,367	211,591

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Interest expense	(7,228)	(16,293)

Finance expense	(7,228)	(16,293)

Interest income	16,313	7,948

Finance income	16,313	7,948

Net foreign exchange (loss) gain	(9,378)	109,220
Change in fair value of financial assets	8,789	1,580
Derivative contract results	2,831	15,895
Others	4,642	(12,195)

Other financial income (expenses), net	6,884	114,500

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
At the beginning of the year	6,504,681	6,539,581

Currency translation differences	(316)	(2,047)
Additions	119,231	245,036
Value adjustments of lease contracts	3,018	(6,978)
Disposals	(6,646)	(7,138)
Depreciation charge	(132,053)	(136,402)
Capitalized borrowing costs	2,396	4,514
Transfers and reclassifications	(1,784)	(227)

At the end of the period	6,488,527	6,636,339

Page 12 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
At the beginning of the year	908,583	943,838

Additions	14,120	13,703
Amortization charge	(19,532)	(29,990)
Transfers/Disposals	(10,014)	227

At the end of the period	893,157	927,778

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	423,274	422,948
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	48,764	42,625
Other non-consolidated companies (1)					5,664	5,733
					477,702	471,306
(1) It includes the investments held in Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

As of March 31, 2021, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), one of the main producers of flat steel products in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at March 31, 2021, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 13 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of March 31, 2021, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 17.89 (approximately $ 3.14; December 31, 2020: BRL 15.69 – $ 3.02) per ordinary share and BRL 17.10 (approximately $ 3.00; December 31, 2020: BRL 14.61 – $ 2.81) per preferred share, respectively. Accordingly, as of March 31, 2021, Ternium’s ownership stake had a market value of approximately $ 787.3 million and a carrying value of $ 423.3 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of March 31, 2021, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2021	422,948
Share of results (1)	40,211
Other comprehensive loss	(39,885)

As of March 31, 2021	423,274

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	2,767,168
Percentage of interest of the Company over shareholders' equity	20.41%

Interest of the Company over shareholders' equity	564,325

Purchase price allocation	44,391
Goodwill	182,443
Impairment	(367,885)

Total Investment in Usiminas	423,274

On April 23, 2021, Usiminas issued its consolidated interim accounts as of and for the three-month period ended March 31, 2021.

Page 14 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Summarized balance sheet (in million $)	As of March 31, 2021
Assets
Non-current	3,192
Current	1,593
Other current investments	105
Cash and cash equivalents	703

Total Assets	5,593
Liabilities
Non-current	551
Non-current borrowings	1,090
Current	780
Current borrowings	11

Total Liabilities	2,432

Non-controlling interest	394

Shareholders' equity	2,767

Summarized income statement (in million $)	Three-month period ended March 31, 2021

Net sales	1,289
Cost of sales	(839)
Gross Profit	450
Selling, general and administrative expenses	(39)
Other operating income (loss), net	(23)
Operating income	388
Financial expenses, net	(69)
Equity in earnings of associated companies	7
Profit before income tax	326
Income tax expense	(106)
Net profit before non-controlling interest	220
Non-controlling interest in other subsidiaries	(50)
Net profit for the period	170

Techgen S.A. de C.V.

Techgen stated as of and for the three-month period ended March 31, 2021, that revenues amounted to $ 83 million ($ 314 million for the year ended December 31, 2020), net profit from continuing operations to $ 13 million ($44 million for the year ended December 31, 2020), non-current assets to $ 823 million ($ 833 million as of December 31, 2020), current assets to $ 64 million ($ 59 million as of December 31, 2020), non-current liabilities to $ 691 million ($ 709 million as of December 31, 2020), current liabilities to $ 94 million ($ 95 million as of December 31, 2020) and shareholders’ equity to $ 102 million ($ 89 million as of December 31, 2020).

Page 15 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

Page 16 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2021. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Page 17 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

11.    RELATED PARTY TRANSACTIONS

As of March 31, 2021, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	217,658	137,865
Sales of goods to other related parties	22,562	3,128
Sales of services and others to non-consolidated parties	44	44
Sales of services and others to other related parties	314	338

	240,578	141,375
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	110,261	87,632
Purchases of goods from other related parties	14,975	31,247
Purchases of services and others from non-consolidated parties	2,081	1,929
Purchases of services and others from other related parties	20,228	30,605

	147,545	151,413
(c) Financial results
Income with non-consolidated parties	1,559	2,088
Expenses in connection with lease contracts from other related parties	(256)	(414)

	1,303	1,674
(d) Other income and expenses
Income (expenses), net with non-consolidated parties	291	206
Income (expenses), net with other related parties	179	128

	470	334

	March 31, 2021	December 31, 2020
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	224,556	227,074
Receivables from other related parties	16,862	3,674
Advances to non-consolidated parties	8,354	6,647
Advances to suppliers with other related parties	6,570	7,732
Payables to non-consolidated parties	(40,567)	(30,407)
Payables to other related parties	(25,155)	(29,095)
Lease Liabilities with other related parties	(3,185)	(3,550)

	187,435	182,075

Page 18 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of March 31, 2021 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	154,315	—	—	154,315
Derivative financial instruments	—	1,421	—	1,421
Trade receivables	1,368,694	—	—	1,368,694
Other investments	391,210	2,609	246,313	640,132
Cash and cash equivalents	453,823	381,561	—	835,384

Total	2,368,042	385,591	246,313	2,999,946

As of March 31, 2021 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	76,113	—		76,113
Trade payables	1,129,448	—		1,129,448
Derivative financial instruments	—	934		934
Lease liabilities	284,981	—		284,981
Borrowings	1,701,762	—		1,701,762

Total	3,192,304	934		3,193,238

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2020 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	381,561	381,561	—	—
Other investments	248,922	246,313	—	2,609
Derivative financial instruments	1,421	—	1,421	—
Total assets	631,904	627,874	1,421	2,609

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	934	—	934	—
Total liabilities	934	—	934	—

Page 19 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	259,020	259,020	—	—
Other investments	236,240	233,611	—	2,629
Derivative financial instruments	1,572	—	1,572	—
Total assets	496,832	492,631	1,572	2,629

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,358	—	6,358	—
Total liabilities	6,358	—	6,358	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2020, corresponds to the initial investment and to the changes in its fair value.

13.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium continues to apply preventive measures, including remote working for a significant portion of white collar employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated condensed interim financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Even though the negative effects of the pandemic in steel demand are behind us, and as of the issue date of these consolidated condensed interim financial statements all of Ternium’s industrial facilities continued working at normal production levels, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs yet in their early stages.

With total borrowings less cash and cash equivalents and other current and non-current investments of $ 229 million as of March 31, 2021 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the revised capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to incur any material COVID-19-related contingencies.

Page 20 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2021
and for the three-month periods ended March 31, 2021 and 2020

14.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. The recession the Argentine economy was going through at the end of 2019 coupled with the effects of the COVID-19 outbreak in March 2020 significantly affected economic activity and macroeconomic variables in the country.

Starting in September 2019, the Argentine Central Bank has been imposing increasingly restrictive regulations on foreign exchange transactions, aimed at avoiding further deterioration of a low level of foreign currency reserves. These measures have not had a significant effect on Ternium Argentina’s ability to access the foreign exchange market for commercial payments. Access to the Argentine foreign exchange market to pay dividends and services to related parties requires prior central bank approval, which is granted on a very restricted basis. Current Argentine Central Bank regulations deter companies from converting its Argentine Pesos (ARS) holdings via alternate means due to consequent loss of access to the official foreign exchange market.

Ternium Argentina stated in its interim accounts as of and for the three-month period ended March 31, 2021, that revenues amounted to $ 681 million, net profit from continuing operations to $ 174 million, total assets to $ 3,509 million, total liabilities to $ 439 million and shareholders’ equity to $ 3,070 million.

Our Argentine subsidiary’s ARS denominated assets and liabilities are valued at the prevailing official exchange rate. Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, our exposure to the ARS as of March 31, 2021 was diminished due to hedging strategies using derivative instruments as well as the investment in US dollar and inflation-linked securities.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated condensed interim financial statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

Pablo Brizzio
Chief Financial Officer

Page 21 of	21